SHENZHEN KINDLION HOTEL





                        OPERATION AND MANAGEMENT CONTRACT








                                 SHENZHEN, CHINA

  CONTENTS









        Chapter 1               General Principles
        Chapter 2               Facilities and Scope of the Hotel
        Chapter 3               Responsibilities and Scope of the Appointee
        Chapter 4               Rights and Responsibilities of the Appointer
        Chapter 5               Authorized representatives of both parties
        Chapter 6               Financial and Operational Management
        Chapter 7               Human Resources Management
        Chapter 8               Changes and Termination of the Contract
        Chapter 9               Responsibilities on Breaches of Contract
        Chapter 10              Supplementary Rules

CHAPTER 1 GENERAL PRINCIPLES


Appointer: Shenzhen Kindlion Hotel Company Limited

Registered address: No. 15, Zhengxing Road, Buji Town, Longgang District, Shenzhen, The Peoples Republic of China

Appointee: Teda Hotels management Limited

Registered address: The Special Administration Region of Hong Kong, The People's Republic of China.

According to the Laws and Statutes of the People's Republic of China, the Appointer and Appointee, after friendly negotiations, conclude the following terms and conditions in respect of the appointment of the appointee by the appointer to manage the Shenzhen Kindlion Hotel ("the Hotel"):


Rule 1: The Appointer agrees to appoint the Appointee who will solely be responsible for the management of the Hotel under its authorization according to the terms and responsibilities listed in this contract.

          The Appointee agrees to accept the appointment by the Appointer according to the. terms and responsibilities listed in this contract.

Rule 2: The objective of the Appointer is to benefit from the management methods and experience of the Appointee in elevating and meeting the Hotel's services quality, establishing the management methods and deriving satisfactory economic returns through the appointment.

Rule 3: The parties recognized that the Appointee shall not change the nature of the Hotel as well as all, the property ownership of the Appointer. The role of the Appointee is to provide to the Appointer hotel management services according to the terms and conditions listed in this contract. The Appointee will not assume any liability arising from any act in which the Appointee complies with the terms and conditions listed in this contract.

Rule 4: The Appointee shall manage the Hotel in all ways in accordance with the terms and conditions during the management period.


Rule 5: For those facilities installed in the Hotel during the committed period as stated in this contract, the Appointer shall have 100% of the ownership.

CHAPTER 2 FACILITIES AND SCOPE OF THE HOTEL

Rule 6: The Hotel, located at No. 15, Zhengxing Road, Buji Town, Longgang, Shenzhen, The People's Republic of China, is a three stars hotel serving overseas customers.

          Facilities of the Hotel include the followings:
          Auxiliary block   1st floor: massage parlor
                            2nd floor: gymnasium and entertainment centre
                            3rd floor: restaurant
                            4th floor: functions room
          Main block        5th -28th floor; 238 guest rooms and auxiliary rooms


CHAPTER 3 RESPONSIBLITIES AND SCOPE OF THE APPOINTEE


Rule 7: The Appointee shall manage the Hotel in a careful and responsible manner so as to protect the interest of the hotel.


Rule 8: The Appointee shall commit to manage the Hotel in accordance with the laws and regulations of the People's Republic of China. In case of any penalty by the related bureau for contravention of the laws and regulations, the Appointee shall compensate the Appointer for the loss incurred.


Rule 9: The Appointee shall be responsible for the establishment of the management structure and staff planning. The Appointee shall execute the proposals after the approval by the Board of Directors.

Rule 10: The Appointee shall establish management systems and regulations for the Hotel, guidance for using the Hotel's facilities and clear-cut management standards for the Hotel's services within 180 days of the effective date of this contract. All important systems and standards shall be established within 90 days of the effective date of this contract. The systems, regulations and standards shall be executed by the Appointee after the approval of the Board of Directors.

Rule 11: The Appointee shall follow the management standards to plan and enforce staff trainings. Basically, all staff shall be trained locally. However, with the permission from the Appointer, part of the training courses can be taken place either in China or an overseas location where necessary. The Appointee shall ensure the all the trainings are completed.

Rule 12:  The Appointee shall prepare the proposal on Company Image ("CI").
          The proposal shall be executed by the Appointee after the approval by the Board of Directors. All the facilities, wares, utensils, equipments, uniform and symbols shall be marked with logo of the Hotel. The external marketing materials including mass media advertisements may use the name of the Appointee.


Rule 13: The Appointee shall provide the Board of Directors with a brief monthly report on or before the 10th day of the following month. A quarterly managerial report shall be submitted for the 3 months then ended within 15 days of the last day of the quarter, reporting on matters of administration, personnel affairs, financial management, status of equipment etc.

Rule 14 If the economic return of the Hotel has large discrepancies with the budget, the Appointee shall report to the Board of Directors and take prompt action to improve the management systems. The Appointee shall implement the changes after approval by the Board of Directors.

Rule 15: The Appointee shall submit monthly financial statements on or before 10th day of the following month. The Appointee shall submit to the Board of Directors the annual financial statements of the previous fiscal year before the end of the second month in the year of the verification. The Appointee shall also submit an audit report issued by a certified public accountants firm in China which has been approved by the Board of Directors.


          The above financial statements includes but not limited to Balance Sheet, Profit and Loss Account, Statement of Appropriation of Profits, Statement of Costs of Services/Goods Sold, Statement of Operating Expenses, Statement of Administrative Expenses, Statement of Financial Expenses, Fixed Assets Register, Cash Flow Statement, Financial Ratios Analysis, Information of the first 10 customers and first 10 suppliers, List of Trade Debtors and the aging analysis etc.

Rule 16: The Appointee shall submit the financial budget for the next year for the verification and approval from the Appointer before 15th December each year. If the financial budget has not been approved by the Board of Directors after the Board has received the budget for four weeks, then the existing financial budget of the previous year after accounting for inflation rate shall be used. The inflation rate is based on the figures announced by the Statistics Council of Shenzhen.

Rule 17: The Appointee shall set the prices for the hotel services according to the national standards in China

Rule 18: The Hotel facilities shall be newly acquired or changed with proposals presented by the Appointee under the actual operating circumstances. The Appointee shall be responsible to enforce the proposal after approval by the Board of Directors. The Appointee shall be responsible for protecting the facilities, maintaining their perfect status for usage. The Appointee shall be liable for the Hotel's guests' litigation or compensate the Appointer for the losses arising from the poor conditions of the facilities.

Rule 19: The Appointee shall enhance the Hotel's quality of services according to the Hotel guests' complaint(s) or opinion(s). The Appointee shall report to the Board of Directors for any claim which may give rise to significant compensation(s) and present the proposed solution for Board's consideration and approval.

Rule 20: The Appointee shall be responsible for contacting all the outsiders in connection with management and running of the Hotel. This includes purchases of goods from suppliers (including raw materials, foods, drinks fruits, vegetable, meats, utensils, kitchen wares, tableware, uniform, fitness equipment, entertainment supplies, electronics equipment, furniture and fixtures and decorative materials etc), getting professional consultation services and liaison with the government.

          Without any prior approval from the Board of Directors, the Appointee is not allowed to conduct any transactions with its direct or indirect related companies in the name of the Hotel.

Rule 21: In order to achieve the concept of minimizing costs and maximizing economic returns, the Appointee shall endeavor to negotiate for the best prices from the suppliers of services and goods while provide the best services to the Hotel's guests at the same time

Rule 22: The Appointee shall obtain prior approval from the Board of Directors if it undertakes, in the name of the Hotel, any activities not within the terms as stated in this contract or the authorities granted by the board.

Rule 23: The Appointee shall execute all the resolutions passed by the Board of Directors.


Rule 24: The Appointee shall be rewarded remuneration after completing its responsibilities stated in contract.


CHAPTER 4 RIGHTS AND RESPONSIBILITES OF THE APPOINTER

Rule 24: The Appointer shall be responsible for the applications of all required documents and licenses and the provision of all the documents required for operation of a hotel. The Appointer shall provide these documents within a reasonable time so that the Appointee can enforce its terms stated in this contract.

Rule 25: The Appointer shall follow the approved financial budget for the year and provide the Appointee with the operating capital for the year (at least two months' working capital) within a period of time agreed with the Appointee.

Rule 26: The Board of Directors shall conduct management meetings on a fixed or random basis in which the Appointee presents the business activities reports.

          Regular management meetings shall be held once every four months, within 20 days of the last day of the 4 months end. The actual timing of the meetings shall be decided by all parties concerned.

          The Board of Directors shall give a 7 days' written notice to the Appointee for all regular and irregular management meetings.


Rule 27: The Board of Directors has the right to appoint related party to examine the Hotel's income and expenses and internal control systems. The Appointee shall provide with all the information and working conditions.


CHAPTER 5 AUTHORIZED REPRESENTATIVES OF BOTH PARTIES

Rule 28: The two parties agree that the Appointer shall appoint. one authorized representative ("the Appointer's Representative"), representing the Appointer to supervise the activities carried our by the Appointee. The responsibilities and power of the Appointer's Representative shall be as follows:

          (1) to represent the Board of Directors of the Hotel in communicating and liaising with the Appointee;
          (2) to represent the Board of Directors to receive the financial statements, reports, correspondences and information etc;
          (3) to represent the Board of Directors to supervise on the management activities of the Hotel;
          (4) he has the right to participate in the meetings of all department managers or above of the Hotel;
          (5) he has the, rights to check and read, transfer, summarize and copy any information in connection with the management of the Hotel; and
          (6) he has The right to request the Appointee and its senior managerial staff seconded to the Hotel to correct their behaviors if they have not carried out their duties or have committed any acts against the interests of the Appointer or in breach of the resolutions passed by the Board of Directors.

Rule 29: The Board of Directors is responsible for the appointment of the Appointer's Representative and the Appointer shall be responsible for Representative's remuneration.

Rule 30: The Appointee shall provide the Appointer's Representative with all the required conditions for him to perform his duties.

Rule 31: The Appointees Representative can participate in the meetings of all departmental managers or higher grades.

Rule 32: The Appointee shall nominate one of its senior management staff seconded to the Hotel as its authorized representative. The basic responsibilities of the representative is to represent the Appointee in communicating, liaising with the Board of Directors and to receive on behalf of the Appointee reports and documents submitted by the Board of Directors. The Appointee shall decide the actual responsibilities of its authorized representative.

CHAPTER 6 FINANCIAL AND OPERATIONAL MANAGEMENT


Rule 33: The income of the Hotel shall be deposited to its Bank account. All the legal expenses shall be paid out of the bank account.


Rule 34: The monthly cash flow budget of the Hotel can only be executed after obtaining the approval of the Appointer's Representative.


Rule 35: The Appointer shall pay the Appointee 3% of the Hotel's total revenues as management fees.

Rule 36: A 3% of the annual operating profits will be calculated as the incentive bonus for the Appointee. Depreciation of fixed assets, amortization of preliminary expenses, bank loan interests, insurance of fixed assets, income tax and management fees of the Appointee shall be excluded from operating profits in the calculation of the incentive bonus.

Rule 37: The management fees and incentive bonus shall be denominated in Reminbi and paid in Hong Kong dollars, any gains or losses shall be borne by the Appointer.


Rule 38: The Board of Directors shall examine the Hotel's monthly financial report submitted by the Appointee within 5 days after receiving the report. If there are no queries, the Appointer shall pay the management fees within 3 days after the verification. If there are queries, the fee shall be paid within 7 days after clarification by the Board of Directors.

Rule 39: At the end of every fiscal year, the management fees shall be adjusted based on the audit report prepared by a registered public accountant in China. Any discrepancies to the management fees shall be settled within 21 days after receiving the audit report. In case operating at a profit, the incentive bonus as mentioned in Rule 36 shall be paid by the Appointer at the same time.


Rule 40: For those operating expenses paid by the Appointee on behalf of the Hotel and approved by the Board of Directors, the Appointer shall verify the details and repay the amount within 7 days after receiving the monthly financial report from the Appointee.

Rule 41: If Board of Directors does not have any queries on the monthly financial report the management fees has not been paid on time, the Appointee shall deduct the management fees in the following month's bank account automatically. However, this does not apply to the full year's fee calculation.

Rule 42: The Appointer has the right to manage the fund of the Hotel other than the two months' working capital. This includes but not limited to transfers, deposits or withdrawals etc.


CHAPTER 7 HUMAN RESOURCES MANAGEMENT


Rule 43: The Appointee shall appoint not less than four senior managerial staff to the Hotel. These staff shall have at least 4 years' working experience as a senior managerial staff in a three stars hotel. The senior managerial staff is employed by the Appointee. However, its remuneration shall be paid by the Hotel and included in the Hotel's operating expenses.

Rule 44: Prior approval from the Board of Directors shall be obtained for any overseas recruitment. The number of expatriate staff shall be three at the initial stage and the number shall be reduced in subsequent years. The Appointee shall endeavor to recruit staff in China to fill up the vacancies arising from the reduction in number of expatriate staff. The remuneration of the expatriate staff shall be paid monthly plus year end incentive bonus and shall be approved by the Board of Directors.

Rule 45: The Appointee shall be responsible for the recruitment and management of staff. The Appointee shall submit the working histories, certificates of education, identity cards and employment contracts of all middle class management or above to the Board of Director within one week of the commencement of the employment of the staff The Appointee shall evaluate the performance all this staff and determine the awards or penalties on behalf of the Appointer. All the related documents shall be submitted to the Board of Directors within 7 days of the decision.

Rule 46:  All the staff shall be regarded as the employee of the Appointer.
          The Appointer shall be responsible for all the staff remuneration and welfare.


Rule 47: The Appointee shall present the remuneration and welfare standards for the Hotel's staff to the Board of Directors for approval. The Appointee shall enforce in accordance with the standards after the approval of the Board of Directors.


CHAPTER 8 CHANGES AND TERMINATION OF THE CONTRACT

Rule 48:  Changes to this contract must be agreed by both parties.


Rule 49: The Appointer shall have the right to terminate this contract if the Appointee cannot achieve the results set down by the financial budgets for 3 years.

CHAPTER 9 REPONSIBILITIES ON BREACHES OF CONTRACT

Rule 50: The party who are in breach of this contract shall be responsible for the liabilities arising from the breach of contract.

CHAPTER 10 SUPPLEMENTARY RULES

Rule 51: The Appointee shall submit to the Board of Directors the management proposal and the financial budget of the Hotel after this contract becomes effective for 30 days. After the approval of the Board of Directors, the Appointee shall be responsible for the implementation. The management and financial budgets are part of this contract and are legal documents. Changes to the Hotel's management plan and financial budget are allowed but agreement from all parties must be obtained.

Rule 52: If the Appointer intends to transfer its shareholding rights, the Appointee has the first priority to acquire such shares.

Rule 53: If either party cannot complete his responsibilities in the contract because of uncontrollable forces, the affected party shall notify the other immediately following by submission of valid documents within 15 days of the occurrence of such event. The valid document must be certified by the local authority where the uncontrollable force took place. Both parties shall decide whether or not to terminate or partially waive the responsibilities of this contract in accordance with the consequences suffered by the affected party.

Rule 54: The establishment, effectiveness, definitions, execution and arbitration shall be under the jurisdiction of the laws of the People's Republic of China.

Rule 55: The Appointer and Appointee shall through friendly negotiations resolve any disputes arising from the enforcement of this contract or other matters concerning this contract. If any disputes cannot be settled by negotiations, either party can dissolve the dispute through arbitration at the Shenzhen Branch of China International Economic Arbitration Association. The arbitration made by the Association shall be final and legal binding on both parties. During the period of arbitration, except for the arbitration of the disputes, the parties shall continue their own duties and responsibilities according to the terms stated in this contract without any delay unless their duties cannot be executed.


Rule 56: This contract is executed in Chinese in four copies, each party shall keep 2 copies. This contract shall become effective after its execution by the authorized representatives.


Rule 57: The validity of this contract is 10 years from 1 October 2000 to 30 September 2010.

Rule 58: The Appointer and the Appointee shall notify each other party for all the matters relating to the rights and interests in writing. The notification(s) shall state if the party is communicating through other means, such as telegram or fax. The registered office addresses of the Appointer and the Appointee shall be regarded the legal correspondence addresses.


Appointer:         Shenzhen Kindlion Hotel

Authorized representative: Li Wa Shing
Company Chop:
Date: 18th October 2000.


Appointee:         Teda Hotels Management Limited

Authorized representative: Chang Zhi Ying
Company Chop:
Date: 18th October 2000.